UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Royal Dutch and Shell Transport have today received the following advice from Standard and Poors:

Standard & Poor's Ratings Services said today that it had removed its long-term ratings on the Royal Dutch/Shell Group of Companies (Shell) and the group's fully owned subsidiaries Shell Oil Co., Shell Petroleum N.V., and Shell Petroleum Co., Ltd. from CreditWatch, where they had been placed on Jan. 9, 2004. At the same time, Standard & Poor's also affirmed its long- and short-term ratings on Shell and its group entities, at 'AA+' and 'A-1+', respectively. The outlook is negative.

"We view Shell's key current weaknesses - exploration performance along with related governance and internal control issues; increasing upstream investment spending; and shareholder litigation risks - as counterbalanced at the 'AA+' level by the expectation that Shell will maintain its strengths in other areas," said Standard & Poor's credit analyst Emmanuel Dubois-Pelerin. "These include the group's very conservative financial profile and policies; very strong and (outside the U.S.) consistently very profitable global downstream operations; and broad portfolio of upstream assets with competitive, though increasing, development and production costs."

Standard & Poor's April 19, 2004 downgrade of its ratings on Shell reflected the group's continued weak reserve-reporting governance; weak reserve replacement (70%-75% on average in recent years); reduced year-end 2002 proved reserves (by 23% or 4.47 billion boe) and thus relatively low proved reserve life (10.2 years at year-end 2003, some 2-2.5 years less than those of peers); and high finding costs (above $1.3/boe or 20%-40% above those of peers, on a 2001-2003 average).

Standard & Poor's expects that Shell's proved-reserve bookings will significantly exceed production during 2004-2005 (including the rebooking of some of the volumes recategorized as non-proved in early 2004), as several major projects - already sanctioned Kashagan in Kazakhstan and Ormen Lange in Norway, and potentially Gorgon in Australia - come to fruition.

Shell's overall governance structure in the past has been weaker than expected for the 'AA+' rating category. The outcome of the group's review of its dual-parent structure will be announced in November 2004. Standard & Poor's views positively the actions Shell has already taken in order to address the governance weaknesses identified by the Davis Polk & Wardwell enquiry, but remains concerned by, notably, a relative lack of transparency regarding the dual-ownership review process and the scope of reforms to be implemented. Given the extent of the identified weaknesses, the needed improvements in Shell's internal controls, oversight process, and management culture will take time to be fully implemented and will require ongoing monitoring.

"The ratings on Shell could be lowered, should the group fail to effectively correct its weaknesses in corporate governance and internal controls and to raise proved-reserve bookings significantly above full replacement during the next two years," added Mr. Dubois-Pelerin.

Contact:

Investor Relations:

David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations:

Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750

The Hague, July 8, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Managing Director (R.J.Routs)

Date: 8 July 2004